UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 31)*

Patrick Industries, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

703343103

(CUSIP Number)

Jeffrey L. Gendell

1 Sound Shore Drive

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 17, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 703343103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,884,072

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,884,072

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,884,072

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 703343103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 140,382

	8.	Shared Voting Power 1,884,072

	9.	Sole Dispositive Power 140,382

	10.	Shared Dispositive Power 1,884,072

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,024,454

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 703343103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 703343103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Asset Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 703343103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 122,359

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 122,359

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 122,359

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 703343103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,146,813

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,146,813

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,146,813

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 31 to Schedule 13D is being filed by the Reporting Persons to amend the Schedule 13D originally filed on September 19, 2005 (the “Original 13D”), as amended on April 10, 2007, May 18, 2007, September 25, 2007, March 18, 2008, April 16, 2008, June 27, 2008, August 1, 2008, November 10, 2008, December 16, 2008, October 23, 2009, February 3, 2010, March 10, 2010, March 4, 2011, April 6, 2011, April 6, 2012, September 27, 2012, November 16, 2012, January 4, 2013, May 13, 2013, October 11, 2013, November 27, 2013, March 26, 2014, June 20, 2014, October 9, 2014, December 12, 2014, January 6, 2015,  January 9, 2015, March 20, 2015, May 29, 2015 and August 7, 2015 (the Original 13D, together with the amendments, the “Schedule 13D”), relating to the common stock, no par value (the “Common Stock”), of Patrick Industries, Inc. (the “Company”).

The Company’s principal executive offices are located at 107 West Franklin Street, P.O. Box 638, Elkhart, Indiana 46515.

Item 2.	Identity and Background

(a)  This statement is filed by:

(i)  Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

(ii)  Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by it and by TCP;

(iii) Tontine Capital Overseas Master Fund II, L.P. a Cayman Islands limited partnership (“TCP 2”), with respect to the shares of Common Stock directly owned by it;

(iv)  Tontine Asset Associates, L.L.C., a Delaware limited liability company (“TAA”), with respect to the shares of Common Stock directly owned by TCP 2;

(v) Tontine Associates, L.L.C., a Delaware limited liability company (“TA”), with respect to shares of Common Stock directly owned by it; and

(vi) Jeffrey L. Gendell with respect to the shares of Common Stock directly owned by each of TCP, TCP 2, TCM and TA.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)           The address of the principal business and principal office of each of TCP, TCM, TCP 2, TAA and TA is 1 Sound Shore Drive, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 1 Sound Shore Drive, Greenwich, Connecticut 06830.

(c)            The principal business of each of TCP and TCP 2 is serving as a private investment limited partnership.  The principal business of TCM is serving as the general partner of TCP.  The principal business of TAA is serving as the general partner of TCP 2.  The principal business of TA is to serve as the fund manager of certain investment funds affiliated with the Reporting Persons.  Mr. Gendell serves as the managing member of TCM, TAA and TA.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)             TCP is a limited partnership organized under the laws of the State of Delaware.  Each of TCM, TAA and TA is a limited liability company organized under the laws of the State of Delaware.  TCP 2 is a limited partnership organized under the laws of the Cayman Islands.  Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration
All shares of Common Stock owned by the Reporting Persons were purchased with working capital and on margin. The

Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction

On May 26, 2015, TCP entered into a Sales Plan (the “10b5-1 Plan”) with Cantor Fitzgerald & Co. (“Cantor”) that was intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Act. Pursuant to the 10b5-1 Plan, TCP directed Cantor to seek to dispose of up to 187,500 shares of Common Stock held by TCP between June 26, 2015 and February 29, 2016. Transactions under the 10b5-1 Plan were subject to certain price restrictions and TCP had the right to terminate the 10b5-1 Plan at any time. As of August 19, 2015, Cantor had sold on TCP’s behalf the maximum number of shares of Common Stock to be sold pursuant to the 10b5-1 Plan (including the shares sold in the transactions described in the table below). See Item 6.C. below.

Since August 7, 2015, Cantor has sold a total of 94,068 shares of Common Stock on TCP’s behalf pursuant to the 10b5-1 Plan in the transactions described in the table below.

Transaction Date	Number of Shares	Weighted Average Price Per Share	Low	High
8/13/2015	10,284	$39.07	$39.00	$39.28
8/14/2015	26,268	$39.13	$39.00	$39.73
8/17/2015	19,020	$39.19	$39.00	$39.90
8/17/2015	200	$40.15	$40.15	$40.15
8/18/2015	11,530	$39.18	$39.00	$39.33
8/19/2015	26,766	$39.18	$39.00	$39.60

On August 17, 2015, in connection with a pro-rata distribution to the holders of ownership interests in TCP, TCP distributed 19,336 shares of Common Stock to TCM, 16,854 shares of Common Stock to TA and 224,949 shares of Common Stock to TCP 2. Also on August 17, 2015, TCP 2 distributed 224,949 shares of Common Stock to investors that are not directly or indirectly controlled by Mr. Gendell in connection with the redemption of ownership interests in TCP 2 held by those investors.

As discussed in this Schedule 13D, as of August 21, 2015, the Reporting Persons own approximately 13.9% of the Company’s outstanding Common Stock and can influence certain of the Company’s affairs, including (i) the election of directors who in turn appoint management, (ii) any action requiring the approval of the holders of Common Stock, including adoption of amendments to the Company’s corporate charter, and (iii) approval of a merger or sale of all or substantially all assets. The Reporting Persons can also influence certain decisions affecting the Company’s capital structure.  As discussed in Item 6, the Reporting Persons have certain rights to nominate a director and to require the Company to limit the size of the Board, which rights are dependent on the Reporting Persons’ ownership of a certain aggregate percentage of Common Stock.  Accordingly, the disposition of the Reporting Persons’ holdings in the Company may result in changes to the size and/or composition of the Company’s Board of Directors.

The Reporting Persons acquired their shares of Common Stock for investment purposes and in the ordinary course of business.  All of the Reporting Persons may dispose of securities of the Company at any time and from time to time in the open market, through dispositions in kind to parties holding an ownership interest in TCP, TCM, TA and/or TCP 2, or otherwise.  In addition, TCP 2 may obtain securities of the Company through open market purchases, transfers from other Reporting Persons or otherwise.

Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.  Accordingly, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth in the Schedule 13D, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or (j) any action similar to any of those enumerated in items (a) through (i) above.

Item 5.	Interest in Securities of the Issuer

The following disclosure of share ownership by the Reporting Persons is as of the date of this Amendment No. 31 to Schedule 13D.

A. Tontine Capital Partners, L.P.

(a)  Aggregate number of shares beneficially owned: 1,884,072.  Percentage: 12.2%.  The percentages used herein and in the rest of Item 5 are calculated based upon 15,451,854 shares of Common Stock issued and outstanding as of July 24, 2015, as reflected in the Quarterly Report on Form 10-Q filed by the Company on August 6, 2015.

(b)  1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  1,884,072

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  1,884,072

(c)  On August 17, 2015, in connection with a pro-rata distribution to the holders of ownership interests in TCP, TCP distributed 19,336 shares of Common Stock to TCM, 16,854 shares of Common Stock to TA and 224,949 shares of Common Stock to TCP 2. Additionally, Cantor has sold a total of 94,068 shares of Common Stock on TCP’s behalf pursuant to the 10b5-1 Plan since August 7, 2015. Please see the table in Item 4 for a description of such transactions.

(d)  TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)   Not applicable.

B.  Tontine Capital Management, L.L.C.

(a)  Aggregate number of shares beneficially owned:  2,024,454.  Percentage:  13.1%.

(b)  1. Sole power to vote or direct vote:  140,382

2. Shared power to vote or direct vote:  1,884,072

3. Sole power to dispose or direct the disposition: 140,382

4. Shared power to dispose or direct the disposition:  1,884,072

(c)  On August 17, 2015, in connection with a pro-rata distribution to the holders of ownership interests in TCP, TCP distributed 19,336 shares of Common Stock to TCM, 16,854 shares of Common Stock to TA and 224,949 shares of Common Stock to TCP 2. Additionally, Cantor has sold a total of 94,068 shares of Common Stock on TCP’s behalf pursuant to the 10b5-1 Plan since August 7, 2015. Please see the table in Item 4 for a description of such transactions.

(d)  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)   Not applicable.

C. Tontine Capital Overseas Master Fund II, L.P.

(a)  Aggregate number of shares beneficially owned: -0-.  Percentage: 0.0%.

(b)  1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote: -0-

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: -0-

(c)  On August 17, 2015, in connection with a pro-rata distribution to the holders of ownership interests in TCP, TCP distributed 19,336 shares of Common Stock to TCM, 16,854 shares of Common Stock to TA and 224,949 shares of Common Stock to TCP 2. Also on August 17, 2015, TCP 2 distributed 224,949 shares of Common Stock to investors that are not directly or indirectly controlled by Mr. Gendell in connection with the redemption of ownership interests in TCP 2 held by those investors.

(d)  TAA, the general partner of TCP 2, has the power to direct the affairs of TCP 2, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.

(e)   Not applicable.

D.  Tontine Asset Associates, L.L.C.

(a)  Aggregate number of shares beneficially owned: -0-.  Percentage:  0.0%.

(b)  1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote: -0-

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: -0-

(c)  TAA has not engaged in any transactions in Common Stock since August 7, 2015. On August 17, 2015, in connection with a pro-rata distribution to the holders of ownership interests in TCP, TCP distributed 19,336 shares of Common Stock to TCM, 16,854 shares of Common Stock to TA and 224,949 shares of Common Stock to TCP 2. Also on August 17, 2015, TCP 2 distributed 224,949 shares of Common Stock to investors that are not directly or indirectly controlled by Mr. Gendell in connection with the redemption of ownership interests in TCP 2 held by those investors.

(d)  Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.

(e)   Not applicable.

E.  Tontine Associates, L.L.C.

(a)  Aggregate number of shares beneficially owned: 122,359.  Percentage:  0.8%.

(b)  1. Sole power to vote or direct vote:  122,359

2. Shared power to vote or direct vote: -0-

3. Sole power to dispose or direct the disposition: 122,359

4. Shared power to dispose or direct the disposition: -0-

(c)  On August 17, 2015, in connection with a pro-rata distribution to the holders of ownership interests in TCP, TCP distributed 19,336 shares of Common Stock to TCM, 16,854 shares of Common Stock to TA and 224,949 shares of Common Stock to TCP 2.

(d)  Mr. Gendell is the Managing Member of TA and in that capacity directs its operations.

(e)   Not applicable.

F.  Jeffrey L. Gendell

(a)  Aggregate number of shares beneficially owned: 2,146,813.  Percentage: 13.9%

(b)  1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote: 2,146,813

3. Sole power to dispose or direct the disposition:  -0-

4. Shared power to dispose or direct the disposition: 2,146,813

(c)   Mr. Gendell has not engaged in any transactions in Common Stock since August 7, 2015.  On August 17, 2015, in connection with a pro-rata distribution to the holders of ownership interests in TCP, TCP distributed 19,336 shares of Common Stock to TCM, 16,854 shares of Common Stock to TA and 224,949 shares of Common Stock to TCP 2. Also on August 17, 2015, TCP 2 distributed 224,949 shares of Common Stock to investors that are not directly or indirectly controlled by Mr. Gendell in connection with the redemption of ownership interests in TCP 2 held by those investors. Additionally, Cantor has sold a total of 94,068 shares of Common Stock on TCP’s behalf pursuant to the 10b5-1 Plan since August 7, 2015. Please see the table in Item 4 for a description of such transactions.

(d)       Not applicable.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

A. Initial Securities Purchase Agreement

On April 10, 2007, TCP, Tontine Capital Overseas Master Fund, L.P., a Cayman Islands limited partnership (“TMF”), and the Company entered into a Securities Purchase Agreement (the “Initial Securities Purchase Agreement”) which, among other things, provided for the purchase by TCP and TMF of shares of Common Stock and Senior Subordinated Promissory Notes of the Company.  The closing of the transactions contemplated by the Initial Securities Purchase Agreement occurred on May 18, 2007.  Under the Initial Securities Purchase Agreement, so long as the Reporting Persons (i) hold between 7.5% and 14.9% of the Common Stock then outstanding, they have the right to appoint one nominee to the Company’s Board of Directors and (ii) hold at least 15.0% of the Common Stock then outstanding, they have the right to appoint two nominees to the Company’s Board of Directors.  On July 21, 2008, an affiliate of the Reporting Persons was appointed to the Company’s Board of Directors.  As of the date hereof, the Reporting Persons do not have the right to appoint a second nominee of the Reporting Persons to the Company’s Board of Directors since the Reporting Persons’ ownership of the Company’s outstanding Common Stock is less than 15.0%.  Under the Initial Securities Purchase Agreement, the Company agreed to limit, by the date of the Company’s 2008 Annual Meeting of Shareholders, the number of directors serving on its Board to no more than nine directors for so long as the Reporting Persons have the right to appoint a director to the Company’s Board.  Pursuant to a letter agreement dated April 12, 2013, TCP and TMF agreed to waive the Company’s obligation to limit the size of its Board of Directors in connection with the increase of its Board of Directors to 10 persons in order to allow the appointment of Michael A. Kitson as a director of the Company on March 19, 2013.  In addition, pursuant to the Initial Securities Purchase Agreement, the Company approved the acquisition by the Reporting Persons of up to 40% of its outstanding Common Stock, on a fully diluted basis, such that the Reporting Persons would not be subject to certain restrictions set forth in the Indiana Business Corporation Law (the “IBCL”).  The Company also agreed that it would not revoke such approval and that it will use its best efforts to ensure that any future acquisitions by TCP and TMF (up to 40% of the outstanding Common Stock on a fully diluted basis) would not be subject to anti-takeover provisions included in any of the Company’s organizational documents or the laws and regulations of any governmental authority.  The Initial Securities Purchase Agreement also contained standard representations and warranties that survived until the earlier of (i) three years following the closing date of the transactions contemplated by the Initial Securities Purchase Agreement and (ii) the applicable statute of limitations with respect to each representation and warranty.

B. Second Amended and Restated Registration Rights Agreement; RRA Amendment

On December 11, 2008, TCP, TMF, the Company and the holders of warrants (the “Original Warrant Holders”) issued pursuant to a certain Warrant Agreement, dated December 11, 2008, among the Company and the Original Warrant Holders, entered into that certain Second Amended and Restated Registration Rights Agreement (the “December 2008 Registration Rights Agreement”), which restated the Amended and Restated Registration Rights Agreement entered into by TCP, TMF and the Company on May 18, 2007.  The Original Warrant Holders, all of whom were lenders under a

Credit Agreement dated May 18, 2007, among the Company, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent (the “Previous Credit Facility”), acquired their warrants in connection with the execution of a Second Amendment and Waiver to the Previous Credit Facility on December 11, 2008.  Pursuant to the December 2008 Registration Rights Agreement, the Company filed a registration statement on Form S-3 registering the resale of 5,174,963 shares of Common Stock held by the Reporting Persons (the “Tontine Registration Statement”).  The Tontine Registration Statement was declared effective on December 30, 2008.  Pursuant to the December 2008 Registration Rights Agreement, the Company filed a registration statement on Form S-3 registering the resale of 424,049 shares of Common Stock issuable to the Original Warrant Holders upon the exercise of their warrants (the “Lender Registration Statement”).  The Lender Registration Statement was declared effective on July 29, 2009.  On March 31, 2011, the Company, TCP, TMF, TCP 2 and Northcreek Mezzanine Fund I, L.P. (“Northcreek”) entered into an Amendment (the “RRA Amendment”) to the December 2008 Registration Rights Agreement primarily to include TCP 2 and Northcreek as parties to the December 2008 Registration Rights Agreement and to provide registration rights with respect to the shares of Common Stock issuable upon exercise of the warrants acquired by TCP 2 and Northcreek, respectively, as well as other warrants acquired by TCP 2 and Northcreek in the future, in connection with a certain Secured Senior Subordinated Note and Warrant Purchase Agreement dated March 31, 2011 (the “Purchase Agreement”).  Pursuant to the RRA Amendment, the Company was obligated, among other things, to file a shelf registration statement prior to June 30, 2011 to register the resale of the shares of Common Stock underlying the warrants acquired by TCP 2 and Northcreek, respectively, on March 31, 2011 under the Purchase Agreement, and to use its reasonable best efforts to cause the registration statement to be declared effective no later than 60 days after filing.  To satisfy this obligation, on June 8, 2011, the Company filed a registration statement on Form S-3, which was declared effective on June 23, 2011.  Also as required by the RRA Amendment, on May 11, 2011, the Company filed a prospectus supplement to the Tontine Registration Statement to cover the resale of all Common Stock held by TCP 2.  In addition, pursuant to the December 2008 Registration Rights Agreement, as amended by the RRA Amendment, the Company granted to TCP, TMF, TCP 2, Northcreek and the Original Warrant Holders (and their respective qualifying transferees) certain demand and “piggyback” registration rights in connection with shares of Common Stock held by them or acquired in the future.  The registration rights granted under the December 2008 Registration Rights Agreement, as amended by the RRA Amendment, terminate with respect to TCP, TMF, TCP 2, Northcreek and the Original Warrant Holders (and any of their respective qualifying transferees) when such party no longer holds any Registrable Securities (as defined in the December 2008 Registration Rights Agreement).  With the exception of certain expenses, such as underwriting discounts and commissions, the Company has agreed to pay all expenses incident to its performance of or compliance with the December 2008 Registration Rights Agreement, including the reasonable fees and expenses of counsel retained by the holders of Registrable Securities requested to be included in a registration statement.

C. 10b5-1 Plan

On May 26, 2015, TCP entered into the 10b5-1 Plan with Cantor. Pursuant to the 10b5-1 Plan, Cantor agreed to seek to sell up to 187,500 shares of Common Stock on TCP’s behalf between June 26, 2015 and February 29, 2016.  Transactions under the 10b5-1 Plan were subject to certain price restrictions and TCP had the right to terminate the 10b5-1 Plan at any time. As of August 19, 2015, Cantor had sold on TCP’s behalf the maximum number of shares of Common Stock to be sold pursuant to the 10b5-1 Plan.

The foregoing summaries of the Initial Securities Purchase Agreement, the December 2008 Registration Rights Agreement, the RRA Amendment and the 10b5-1 Plan do not purport to be complete and are qualified in their entirety by reference to Exhibits 99.1 through 99.4, which are incorporated by reference herein.

Except as described in the Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

99.1.  Securities Purchase Agreement dated April 10, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and Patrick Industries, Inc. (previously filed as Exhibit 1 to Amendment No. 1 to this Schedule 13D filed on April 18, 2007).

99.2.  Second Amended and Restated Registration Rights Agreement dated December 11, 2008, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P., Patrick Industries, Inc. and JPMorgan Chase Bank, N.A., Fifth Third Bank, Bank of America, N.A., Key Bank, National Association, RBS Citizens, National Association, Associated Bank, National City Bank and 1st Source Bank (previously filed as Exhibit 3 to Amendment No. 9 to this Schedule 13D on December 11, 2008).

99.3.  Amendment to Second Amended and Restated Registration Rights Agreement dated March 31, 2011, by and among

Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P., Tontine Capital Overseas Master Fund II, L.P., Northcreek Mezzanine Fund I, L.P. and Patrick Industries, Inc. (previously filed as Exhibit 99.3 to Amendment No. 14 to this Schedule 13D on April 6, 2011).

99.4.  Sales Plan dated May 26, 2015, between Tontine Capital Partners, L.P. and Cantor Fitzgerald & Co. (Sales price omitted from Appendix A pursuant to a request for confidential treatment) (previously filed as Exhibit 99.5 to Amendment No. 29 to this Schedule 13D on May 29, 2015).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 21, 2015
Date

/s/ Jeffrey L. Gendell
Signature

 Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P., as managing member of Tontine Asset Associates, L.L.C., general partner of Tontine Capital Overseas Master Fund II, L.P., and as managing member of Tontine Associates, L.L.C.

Name/Title